                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE TO/A

                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)
                                (Final Amendment)

                DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES II
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        AIMCO PROPERTIES, L.P. - OFFEROR
              APARTMENT INVESTMENT AND MANAGEMENT COMPANY - OFFEROR
                            AIMCO-GP, INC. - OFFEROR
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
--------------------------------------------------------------------------------
                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:
                                Gregory M. Chait
                                  M. Todd Wade
                     Powell, Goldstein, Frazer & Murphy LLP
                     191 Peachtree Street, N.E., Suite 1600
                             Atlanta, Georgia 30303
                                 (404) 572-6600

                            CALCULATION OF FILING FEE

      Transaction Valuation*            Amount of Filing Fee**
      ----------------------            ----------------------
      $1,122,091.80                     $142.17

*     For purposes of calculating the fee only.

**    Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
                             ---------------------
      Filing Party:
                   -------------------------------
      Form or Registration No.:
                               -------------------
      Date Filed:
                 ---------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [x]   third-party tender offer subject to Rule 14d-1.
      [ ]   going-private transaction subject to Rule 13e-3.
      [ ]   issuer tender offer subject to Rule 13e-4.
      [ ]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                             TENDER OFFER STATEMENT

      This is the Final Amendment to the Tender Offer Statement on Schedule TO filed by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), in connection with its tender offer to purchase outstanding units of limited partnership interest of Drexel Burnham Lambert Real Estate Associates II, a New York limited partnership, at a price of $69.00 per unit in cash, subject to the conditions set forth in the Offer to Purchase, dated March 4, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer.

      At midnight, New York City time, on April 9, 2004, the offer expired pursuant to its terms. A total of 748 units, representing approximately 2.01% of the outstanding units, were validly tendered and not withdrawn pursuant to the offer. AIMCO Properties has accepted for payment all of the units at a price of $69.00 per unit.

                                    SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2004
                                        AIMCO PROPERTIES, L.P.

                                        By:  AIMCO-GP, INC.
                                             -----------------------------------
                                             (General Partner)

                                             By:  /s/ Martha L. Long
                                                  ------------------------------
                                                  Senior Vice President

                                        AIMCO-GP, INC.

                                        By:  /s/ Martha L. Long
                                             -----------------------------------
                                             Senior Vice President

                                        APARTMENT INVESTMENT AND
                                        MANAGEMENT COMPANY

                                        By:  /s/ Martha L. Long
                                             -----------------------------------
                                             Senior Vice President

                                       3